September 26, 2005



Mr. Isaac Moss
Chief Financial Officer
Resource Finance & Investment Ltd.
10, route de l`Aeroport
1215 Geneva Switzerland

      Re:	Resource Finance & Investment Ltd.
Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 28, 2005
		File No. 0-19385


Dear Mr. Moss:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 20-F for the Fiscal Year Ended December 31, 2004

Financial Statements

Audit Opinions, pages 1-2

1. We note that your current auditors, Staley, Okada & Partners, reference the work of another auditor, indicate that multiple years were audited by the prior auditor, and reference a report dated March
23, 2003. However, the report from your prior auditor, Grant Thornton LLP, only covers one year and is dated March 26, 2003.

We also note that although your current auditors have not extended audit coverage to your inception-to-date information, you have not labeled this information as unaudited, as would ordinarily be required under these circumstances. It will be necessary to amend your filing to address these matters. Please consult with your auditors regarding the possibility of obtaining a reissuance of the audit opinion.

2. We note that your prior auditors have placed reliance on the work of another auditor in rendering their audit opinion on the inception-to-date information covering the period from October 16, 1978 (inception) through December 31, 2002. If your current auditors also wish to extend audit coverage to the cumulative information, you will need to include the reports of all prior auditors upon whom reliance is being placed, provided that you are able to obtain their permission. Alternatively, your prior auditors may remove the reference to other auditors in their opinion, and you may re-label the inception-to-date information in your financial statements as unaudited.

Note 8 - Investment in Cadillac West Explorations Inc., page 15

3. We note your statement under this heading that, as of the balance sheet date, total funds advanced by you to Cadillac West Explorations, Inc. amounted to $588,099. Please expand your disclosures to explain how this amount reconciles to the $420,497 figure reported on your balance sheet and in the statement of cash flows.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
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Mr. Isaac Moss
Resource Finance & Investment Ltd.
September 26, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010